CONTRATO DE PRENDA SIN TRANSMISIÓN DE POSESIÓN	PLEDGE WITHOUT TRANSFER OF POSSESSION

Contrato de prenda sin transmisión de posesión (el “Contrato”) que suscriben por una parte SANDVIK CUSTOMER FINANCE, LLC (el “Acreedor”), y por la otra MOLIMENTALES DEL NOROESTE, S.A. DE C.V. (el “Deudor Prendario”), de conformidad con los siguientes antecedentes y cláusulas:

Pledge without transfer of possession agreement (the “Agreement”) made and entered into by and between SANDVIK CUSTOMER FINANCE, LLC (the “Lender”), and MOLIMENTALES DEL NOROESTE, S.A. DE C.V. (the “Pledgor”), pursuant to the following antecedents and clauses:

ANTECEDENTES	ANTECEDENTS

1. Con fecha 14 de Octubre del 2013, (i) el Acreedor en su carácter de acreditante, y el Deudor Prendario en su carácter de deudor, celebraron cierto contrato de apertura de crédito simple a plazo determinado #1845 (según sea modificado o reexpresado de tiempo en tiempo, el “Contrato de Crédito”), conforme al cual el Acreedor acordó poner a disposición del Deudor Prendario una línea de crédito por la cantidad total de hasta U.S. $3,403,330.00 (Tres millones cuatrocientos tres mil trescientos treinta dólares 00/100 moneda de curso legal en los Estados Unidos de América), con el fin de financiar la compra por parte del Deudor Prendario de cierta Maquinaria y Equipo (según se define en el Contrato de Crédito). Una copia del Contrato de Crédito se adjunta al presente Contrato como Anexo “A”. Los términos con mayúscula inicial que no se encuentren expresamente definidos en el presente Contrato, tendrán el significado atribuido a los mismos en el Contrato de Crédito.

1. WHEREAS, on the 14th day of October, 2013, (i) the Lender acting as lender, and the Pledgor acting as borrower, entered into certain term loan agreement #1845 (such agreement, as the same may be amended or restated from time to time, the “Loan Agreement”), pursuant to which the Lender agreed to make available to the Pledgor a credit facility in the amount of U.S. $3,403,330.00 (Three million four hundred three thousand three hundred thirty dollars 00/100 lawful currency in the United States of America), with the purpose of financing the Pledgor’s purchase of certain Machinery and Equipment (as such terms are defined in the Loan Agreement). A copy of the Loan Agreement is attached herein as Exhibit “A”. Capitalized terms used and not otherwise defined herein, shall have the definition provided to the same in the Loan Agreement.

2. Con el fin de garantizar el cumplimiento oportuno y total de las Obligaciones Garantizadas (según dicho término se define más adelante), el Deudor Prendario desea otorgar una prenda sin transmisión de posesión en primer lugar y grado de prelación en favor del Acreedor Prendario sobre los Bienes Pignorados (según dicho término se define más adelante).

2.WHEREAS, with the purpose of securing the full and timely performance and all the Secured Obligations (as such term is defined below), the Pledgor wishes to grant a first priority pledge without transfer of possession in favor of Lender over the Pledged Assets (as such term is defined below).

En virtud de lo anterior, las partes declaran que en la celebración del presente Contrato no existe error, dolo o mala fe, por lo que acuerdan las siguientes:	In virtue of the aforementioned, the parties agree that in the present Agreement there is no error, fraud or bad faith, and agree to the following:

CLÁUSULAS	CLAUSES

PRIMERA. Constitución de la Prenda. (a) Para garantizar al Acreedor: (i) el pago puntual y total del Crédito, los Intereses, el Pagaré y cualesquiera otras cantidades pagaderas de conformidad con el Contrato Crédito, ya sea a su vencimiento estipulado o anticipado; y (ii) el cumplimiento por todas y cada una de sus obligaciones derivadas del Contrato de Crédito, el Pagaré y cualesquiera otros instrumentos o documentos que se requiera de conformidad con los mismos, así como las obligaciones del Deudor Prendario derivadas de este Contrato, la ley o de resoluciones judiciales en favor del Acreedor (todas las obligaciones antes mencionadas en lo sucesivo serán denominadas conjuntamente como las “Obligaciones Garantizadas”), en los términos de la Sección Séptima del Título Segundo de la Ley General de Títulos y Operaciones de Crédito (“LGTOC”), el Deudor Prendario por medio del presente Contrato, otorga en prenda sin transmisión de posesión en primer lugar y grado de prelación en los términos del Artículo 354 (y demás disposiciones aplicables) de la LGTOC (la “Prenda”) en favor del Acreedor (y sus respectivos sucesores y cesionarios), la Maquinaria y Equipo descrito en el Anexo “B” del presente Contrato (los “Bienes Pignorados”).

FIRST. Incorporation of the Pledge. (a) To secure to the Lender: (i) the timely and full payment of the Loan, the Interests, the Note and any other payable amounts pursuant to the Loan Agreement, either at the stipulated or anticipated term; and (ii) performance of each and every one of the obligations derived from the Loan Agreement, the Note and any other instruments or documents required pursuant to the same, as well as the Pledgor’s obligations derived from this Agreement, the law or judicial resolutions in favor of Lender (all the aforementioned obligations will be hereinafter referred jointly as the “Secured Obligations”), in terms of Section Seven of the Second Title of the General Law of Negotiable Instruments and Credit Operations (“LGTOC”); the Pledgor by means of the present Agreement; grants a first priority pledge without transfer of possession in terms of article 354 (and other applicable dispositions) of the LGTOC (the “Pledge”) in favor of the Lender (and its corresponding successors and assignees), the Machinery and Equipment described in Exhibit “B” herein (the “Pledged Assets”).

(b) El Acreedor en este acto acepta la Prenda en los términos del presente Contrato.	(b) The Lender in this act accepts the Pledge in the terms hereof.

(c) De conformidad con lo establecido en los artículos 362 y 363 de la LGTOC, las partes acuerdan expresamente que en caso de que el valor de mercado de los Bienes Pignorados disminuya de manera tal que los Bienes Pignorados no sean suficientes para cubrir el importe del principal y los accesorios de las Obligaciones Garantizadas más el 20% (veinte por ciento), en términos del avalúo que sea elaborado por un valuador designado por el Acreedor para dichos efectos (el “Avalúo”), el Deudor Prendario estará obligado a constituir una prenda o alguna otra garantía sobre bienes adicionales a fin de restituir la proporción original, dentro de un plazo de 15 (quince) días naturales contados a partir de la fecha en que el Acreedor notifique dicha disminución al Deudor Prendario. Todos los costos y gastos relacionados con el avalúo antes referido, y en su caso por el otorgamiento de las garantías adicionales, serán pagados en su totalidad por el Deudor Prendario.

(c) Pursuant to articles 362 and 363 of the LGTOC, the parties expressly agree that in case the market value of the Pledged Assets decreases in such a way that it becomes insufficient to cover the principal amount and accessories of the Secured Obligations plus 20% (twenty per cent), as provided by the appraisal to be performed by the appraiser appointed by the Lender for said purposes (the “Appraisal”), the Pledgor will be obliged to grant a pledge or any other security interest over additional assets in order to reinstate the original proportion of the Pledged Assets, within a term of 15 (fifteen) calendar days from the date the Lender notifies such decrease to Pledgor. All costs and expenses in connection with the abovementioned appraisal, and if applicable for the grant of the security interests over additional assets, shall be borne by Pledgor.

SEGUNDA. Autorización para usar los Bienes Pignorados. (a) Salvo que el Acreedor dé notificación por escrito al Deudor Prendario con 3 (tres) días naturales de anticipación, el Deudor Prendario tendrá el derecho de usar los Bienes Pignorados en el curso ordinario de su negocio.

SECOND. Authorization for use of the Pledged Assets. (a) Except when Lender notifies Pledgor in writing with 3 (three) days in advance, the Pledgor shall have the right to use the Pledge Assets during the ordinary course of its business.

(b) El Deudor Prendario no tendrá derecho de vender, transferir o de cualquier forma gravar los Bienes Pignorados.	(b) Pledgor will not have the right to sell, transfer or encumber the Pledged Assets in any way;

(c) En caso de que el Deudor Prendario no cumpla con las disposiciones de esta Cláusula, las Obligaciones Garantizadas se darán por vencidas aún antes de su vencimiento, sin perjuicio de cualquier otro recurso del Acreedor establecido en el presente Contrato o el Contrato de Crédito.

(c) In the event that Pledgor does not comply with the present clause’s dispositions, the Secured Obligations will expire in anticipation even before their maturity date, without prejudice of any other appeal of Lender set forth in the present Agreement or in the Loan Agreement.

TERCERA. Ubicación de los Bienes Pignorados. (a) Para los efectos de los Artículos 355 y 356 de la LGTOC, las partes convienen que los Bienes Pignorados estarán ubicados en todo momento en las plantas del Deudor Prendario ubicadas en los domicilios que se señalan en el Anexo “B” (“la Ubicación”).

THIRD. Location of the Pledged Assets. (a) For purposes of articles 355 and 356 of the LGTOC, the parties agree that the Pledged Asset will be located at all times in Pledgor’s facilities located in the domiciles mentioned in Exhibit “B” (the “Location”).

(b) El Deudor Prendario deberá obtener el consentimiento previo y por escrito del Acreedor en caso de que desee mover los Bienes Pignorados de la Ubicación.	(b) Pledgor shall obtain from Lender prior consent in writing in the event that it wishes to move the Pledged Assets from the Location.

CUARTA. Uso de los Bienes Pignorados. (a) Sujeto a lo establecido por el párrafo (d) de esta Cláusula Cuarta, durante la vigencia de este Contrato, el Deudor Prendario tendrá derecho a (i) utilizar los Bienes Pignorados en el curso normal de su actividad preponderante; y (ii) percibir y utilizar, en el curso de su Actividad Preponderante, los frutos y productos derivados de los Bienes Pignorados.

FOURTH. Use of the Pledged Assets. (a) Subject to paragraph (d) of this Fourth Clause, during the term of this Agreement, the Pledgor shall have the right to (i) use the Pledged Assets in the ordinary course of its main business activity; and (ii) receive and use, in the course of its main activity, the proceeds and yield (frutos y productos) derived from the Pledged Assets.

(b) El Deudor Prendario deberá abstenerse de llevar a cabo cualesquiera actos fuera del curso ordinario de su actividad preponderante, que tengan o puedan tener como consecuencia la disminución del valor de los Bienes Pignorados.

(b) The Pledgor shall abstain from taking any actions out of the ordinary course of its business activity, which may cause the value of the Pledged Assets to be reduced.

(c) Asimismo, el Deudor Prendario no permitirá ni concederá el uso, ya sea oneroso o gratuito, de los Bienes Pignorados a tercero alguno, sin el previo consentimiento por escrito del Acreedor. El Deudor Prendario pagará en tiempo todos los impuestos federales, estatales o municipales relacionados con o derivados de los Bienes Pignorados y entregará al Acreedor la documentación que acredite el cumplimiento de esta obligación, según el Acreedor se lo solicite de tiempo en tiempo.

(c) Additionally, Pledgor will not allow nor grant the use, either free or for a valuable consideration, of the Pledged Assets to any third party, without prior written consent from Lender. Pledgor shall pay timely all the federal, state and municipal taxes related to or derived from the Pledged Assets and shall deliver to Lender the documentation proving the performance of this obligation, per Lender’s request from time to time.

(d) El derecho del Deudor Prendario para llevar a cabo cualesquiera de las acciones conforme con los incisos (i), y (ii) del párrafo (a) anterior, cesará de inmediato, en caso de que ocurra y subsista una Causa de Incumplimiento (según dicho términos se define más adelante), salvo que el Acreedor otorgue su consentimiento por escrito.

(d) The right of the Pledgor to take any action pursuant to subsections (i) and (ii) of paragraph (a) above, shall cease upon the occurrence and continuance of an Event of Default (as such term is defined below), except as otherwise consented in writing by Lender.

QUINTA. Mantenimiento, riesgo de pérdida y daños. (a) El Deudor Prendario será responsable por la pérdida, daño o deterioro de los Bienes Pignorados, sin perjuicio de su obligación de mantener asegurados los Bienes Pignorados como se estipula en este Contrato.

FIFTH. Maintenance, risk of loss and damage. (a) Pledgor shall be responsible for the loss, damage or deterioration of the Pledged Assets, apart from its obligation to maintain the Pledged Assets insured as stipulated in the present Agreement.

(b) Asimismo, el Deudor Prendario será responsable por el deterioro, daños y perjuicios que sufran los Bienes Pignorados debido a su culpa o negligencia o la de sus Consejeros o Administrador Único (según sea el caso), funcionarios, empleados, visitantes o cualquier otra persona que administre, use o maneje los Bienes Pignorados.

(b) Likewise, the Pledgor shall be responsible for the deterioration, damage and loss suffered by the Pledged Assets due to its own fault of negligence or that of its Advisors or Sole Administrator (as applicable), officers, employees, visitors or any other person that manages, uses or handles the Pledged Assets.

(c) El Deudor Prendario hará o procurará que se lleven a cabo todos los actos que sean necesarios o convenientes para mantener, preservar y proteger los Bienes Pignorados, y mantenerlos en buenas condiciones de reparación y funcionamiento en todos los aspectos (salvo por su uso y desgaste natural) y de cuando en cuando hará o procurará que se lleven a cabo todas las reparaciones, reemplazos y mejoras apropiadas de los Bienes Pignorados con un técnico autorizado por el Deudor Prendario.

(c) The Pledgor shall perform or secure that all the actions necessary or convenient for the maintenance, preservation and protection of the Pledged Assets are performed, and preserve the same in good conditions of repair and operation in all aspects (except for the normal wear and use) and from time to time perform or secure that all the appropriate repairs, replacements and improvements are performed over the Pledged Assets by an authorized expert by the Pledgor.

(d) Las partes en el presente Contrato convienen que el Deudor Prendario deberá notificar al Acreedor cualquier hecho o acto que resulte en la destrucción, pérdida, robo o daño significativo de cualesquiera de los Bienes Pignorados, dentro de los diez (10) días naturales siguientes a la fecha en que ocurra tal hecho o acto.

(d) The parties hereby agree that Pledgor shall notify Lender within (10) calendar days following any event that results in any of the Pledged Assets being destroyed, lost, stolen or any of significant damage to the same.

SEXTA. Otras obligaciones del Deudor Prendario. Inspecciones.	SIXTH. Further obligations of the Pledgor.

(a) Inspecciones. El Deudor Prendario permitirá al Acreedor, o las personas que éste autorice para tal efecto (los “Inspectores”) la realización de inspecciones sobre los Bienes Pignorados, a efecto de verificar su Ubicación y estado de conservación, o para realizar el Avalúo.

(a) Inspections. The Pledgor shall permit the Lender or its duly authorized agents for such matter (the “Agents”) to perform inspections over the Pledged Assets, in order to verify its Location and condition, or to perform the Appraisal.

(b) Entrega de Información. El Deudor Prendario se obliga a entregar por escrito al Acreedor cualquier información que éste razonablemente le solicite de tiempo en tiempo en relación con los Bienes Pignorados.

(b) Delivery of Information. The Pledgor shall deliver in writing to Lender any information that Lender reasonably requests from time to time in connection to the Pledged Assets.

(c) Domicilio Social. El Deudor Prendario se obliga a no cambiar su domicilio social, a menos que (i) obtenga la autorización previa y por escrito del Acreedor; y (ii) solicite la inscripción del presente Contrato en el Registro Público de Comercio del nuevo domicilio, simultáneamente a la solicitud de inscripción del cambio de domicilio del Deudor Prendario.

(c) Corporate Domicile. The Pledgor shall not change its corporate domicile, unless (i) it procures the Lender’s prior written authorization; and (ii) requests the registration of this Agreement before the Public Registry of Commerce of the new domicile simultaneously with the notice for change of domicile of the Pledgor.

(d) Obligaciones de No Hacer. El Deudor Prendario acuerda que no creará ni permitirá que exista algún gravamen, prenda o garantía sobre o respecto de todos o parte de los Bienes Pignorados, salvo por la Prenda, ni podrá ceder de forma alguna el uso o goce de los Bienes Pignorados sin autorización expresa y por escrito del Acreedor.

(d) Negative Pledge. Pledgor agrees that it will not create nor permit to exist any lien, pledge, or security interest upon or with respect to all or part of the Pledged Assets except for the Pledge, nor may assign in any form the use or disposition of the Pledged Assets without prior written authorization from Lender.

(e) Protección y Defensa. El Deudor Prendario defenderá su título o interés sobre los Bienes Pignorados en contra de cualquier acción contra los Bienes Pignorados, cualquiera que sea la forma en que surja, y de cualquier persona que sea.

(e) Protection. Pledgor shall defend its title or interest in the Pledged Assets against any action carried against the Pledged Assets, however arising, of all persons whomsoever.

SÉPTIMA. Seguros. El Deudor Prendario obtendrá y mantendrá en vigor, los siguientes seguros, aceptables para el Acreedor en cuanto a su forma y fondo, mientras cualquier cantidad pagadera de conformidad con el Contrato de Crédito y los Pagarés se encuentre insoluta, con compañías de seguros autorizadas para operar en México designadas por el Deudor Prendario y aceptables para el Acreedor:

SEVENTH.- Insurance. The Pledgor shall retain and maintain, the following insurances, acceptable to Lender in form and content, as long as any amount payable pursuant to the Loan Agreement and the Notes remain unpaid, with insurance companies approved to operate in Mexico appointed by Pledgor and acceptable to Lender:

(a)

Seguro que cubra los Bienes Pignorados, con las siguientes características: (i) que amparen los Bienes Pignorados contra todo riesgo asegurable; (ii) el monto del seguro será por al menos el valor de reposición los Bienes Pignorados, mismo que deberá ser ajustado cada año; (iii) el Acreedor será designado como beneficiario preferente e irrevocable del seguro mediante el endoso correspondiente, en forma y fondo satisfactorio para el Acreedor; (iv) en la(s) póliza(s) de seguro correspondiente(s) se hará constar expresamente que el seguro no podrá ser cancelado sin notificación previa y por escrito dada al Acreedor con 30 días naturales de anticipación; y (v) en caso de siniestro, la compañía aseguradora entregará la indemnización proveniente del seguro al Deudor Prendario para ser aplicada por éste a la reposición de los Bienes Pignorados; y

(a)

Insurance that covers the Pledged Assets, with the following characteristics: (i) that it covers the Pledged Assets against any insurable risk; (ii) the insured amount shall be at least that of the replacement value of the Pledged Assets, same that shall be adjusted each year; (iii) the Lender shall be irrevocably designated first priority loss payee of the insurance by means of the corresponding endorsement, in the form and content satisfactory to Lender; (iv) in the corresponding insurance policy(ies) it shall be stipulated that the insurance may not be cancelled without prior written notice granted to Lender 30 calendar days in advance; y (v) in the event of a catastrophe, the insurance company shall deliver the insurance indemnification to the Pledgor to be applied by the same for the replacement of the Pledged Assets; and

(b)

Seguro de responsabilidad civil frente a terceros, en la medida en que sea necesario para protegerse a sí mismo en contra de cualquier reclamación por daños causados por lesiones, incluyendo muerte accidental, así como por reclamaciones por daños a bienes que puedan surgir por la realización de sus actividades o el uso de los Bienes Pignorados, ya sea que dichos daños hayan ocurrido como consecuencia de actos u omisiones del Deudor Prendario o de sus visitantes o cualquier persona directa o indirectamente empleada por él.

(b)

Civil Liability before third parties insurance, as required to protect itself from any claim for damages caused by injuries, including accidental death, as well as any claims for damages to property that could arise for the performance of its activities or the use of the Pledged Assets, either that said damages occurred as a result of the acts or omissions of the Pledgor or of its victims or any other person directly or indirectly employed by the same.

Los párrafos (a) y (b) anteriores, conjuntamente, los “Seguros”. El Deudor Prendario deberá entregar copia certificada de la(s) póliza(s) de los Seguros, a entera satisfacción del Acreedor, dentro de los 5 (cinco) días hábiles siguientes a la firma del presente Contrato.

Paragraphs (a) and (b) above, jointly, the “Insurance”. The Pledgor shall deliver a certified copy of the Insurance policy, to Lender’s entire satisfaction, within 5 (five) business days following the execution of the present Agreement.

OCTAVA. Ratificación e Inscripción. (a) Al momento de la celebración del presente Contrato, las partes ratificarán el presente Contrato ante el fedatario público que al efecto elija el Acreedor. El costo de dicha ratificación será pagado por el Deudor Prendario.

EIGHTH. Ratification and Registry. (a) At the time of the present Agreement, the parties ratify the present agreement before a notary public appointed by Lender. The cost of said ratification shall be borne by Pledgor.

(b) El Deudor Prendario, a su cargo y costo, inscribirá este Contrato en el Registro Único de Garantías Mobiliarias, dentro de los 30 días naturales siguientes a la fecha de celebración del presente Contrato.

(b) The Pledgor, at its own cost and expense, shall register this Agreement before the Sole Registry of Moveable Guaranties within the 30 (thirty) calendar days following the date of execution of the present Agreement.

(c) Si el Deudor Prendario no entrega al Acreedor el original inscrito de este instrumento dentro del plazo antes mencionado, las Obligaciones Garantizadas se darán por vencidas aún antes de su vencimiento, sin perjuicio de cualquier otro recurso del Acreedor establecido en el presente Contrato, el Contrato de Crédito o el Pagaré.

(c) Should Pledgor not deliver to Lender the original registered Agreement within the aforementioned term, the Secured Obligations shall expire before their maturity date, without prejudice of any other appeal the Lender has pursuant to this Agreement, the Loan Agreement or of the Note.

NOVENA. Declaraciones y garantías del Deudor Prendario. El Deudor Prendario declara y garantiza que:	NINTH. Representations and Warranties of the Pledgor. The Pledgor represents and warrants that:

(a) Es una sociedad anónima de capital variable, constituida conforme a las leyes de los Estados Unidos Mexicanos, autorizada legalmente para celebrar este Contrato, constituir la Prenda sobre los Bienes Pignorados y cumplir con las demás obligaciones que se establecen a su

(a) It is a variable capital corporation, duly incorporated and existing under the laws of the United Mexican States, legally authorized to enter into this Agreement, to create the Pledge over the Pledged Assets and to perform its other obligations hereunder.

cargo en el presente Contrato.

(b) Sus representantes cuentan con todas las facultades necesarias y suficientes para actuar en su nombre y representación, las cuales no les han sido revocadas, limitadas ni modificadas de forma alguna al momento de la celebración del presente Contrato.

(b) Its representatives have sufficient authority to act on its name and behalf, which have not been modified, limited or revoked as of the date hereof;

(c) La celebración y entrega del presente Contrato por parte del Deudor Prendario, el cumplimiento de todas sus obligaciones derivadas del presente Contrato, así como la ejecución de las operaciones contempladas en el presente Contrato: (i) han sido debidamente autorizadas por parte del Deudor Prendario, mediante los actos corporativos correspondientes, (ii) constituyen obligaciones válidas y vinculantes del Deudor Prendario, mismas que son exigibles en sus términos, excepto por las limitaciones que pudieran derivar de cualquier legislación aplicable en materia de quiebras, concursos mercantiles, procedimientos de insolvencia, moratorias u otras leyes similares que limiten los derechos de los acreedores de forma general; (iii) no constituyen ni constituirán (x) un conflicto con, ni resultarán en, una violación de, o con la debida notificación, transcurso del tiempo, o ambas, constituirán, un incumplimiento de cualquier obligación contractual del Deudor Prendario; o (y) una violación a cualquier ley o resolución que resulte directamente aplicable al Deudor Prendario, ni (z) requieren el consentimiento de algún tercero en términos de alguna obligación contractual del Deudor Prendario.

(c) The execution and delivery by the Pledgor of this Agreement, and the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby, (i) have been duly authorized by all necessary corporate action on the part of Pledgor, (ii) constitute legal, valid and binding obligations of Pledgor, enforceable against Pledgor in accordance with their respective terms except as may be limited by bankruptcy, insolvency reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability, (iii) do not and will not (x) conflict with, result in a breach of or constitute with due notice, lapse of time, or both, a default under any contractual obligation of Pledgor; or (y) constitute a violation of any law or judgment applicable to Pledgor and (z) require any consent of any person under any contractual obligation of Pledgor.

(d) Excepto por las inscripciones mencionadas en la Cláusula Octava y demás disposiciones aplicables del presente Contrato, no se requiere ninguna otra autorización o aprobación o cualquier otra acción por alguna autoridad gubernamental u organismo regulatorio y tampoco será necesario presentar una notificación o solicitud ante dichas instancias, para (i) la constitución de la Prenda por parte del Deudor Prendario y la garantía constituida sobre los Bienes Pignorados o para la celebración, entrega o cumplimento de este Contrato por el Deudor Prendario (ii) el perfeccionamiento o mantenimiento de la Prenda, o (iii) el ejercicio por parte del Acreedor de los derechos que se le otorgan en el presente Contrato o la ejecución de la Prenda de conformidad con el presente Contrato.

(d) Except for registrations set forth in Clause Eighth and other applicable dispositions hereof, no other authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for (i) the creation by the Pledgor of the Pledge and security interest granted hereunder over the Pledged Assets or for the execution, delivery or performance of this Agreement by the Pledgor, (ii) the perfection or maintenance of the Pledge, or (iii) the exercise by the Lender of its rights provided for in this Agreement or the enforcement of the Pledge pursuant to this Agreement.

(e) Al momento de la celebración del presente Contrato por parte del Deudor Prendario el Acreedor obtendrá una prenda en primer orden y grado de prelación, válida y exigible sobre los Bienes Pignorados, como garantía para el cumplimiento de las Obligaciones Garantizadas.

(e) At the time of execution of the present Agreement by the Pledgor, the Lender will obtain a valid and enforceable first priority pledge over the Pledged Assets, as a guaranty for the fulfillment of the Secured Obligations.

(f) No se ha iniciado, ni se encuentra pendiente, ninguna acción, demanda, investigación, litigio o procedimiento, y al leal saber y entender del Deudor Prendario, no existe un riesgo de que se presente alguna acción, demanda, investigación, litigio o procedimiento en contra del Deudor Prendario, que tenga como propósito objetar o anular o restringir los derechos de propiedad del Deudor Prendario sobre los Bienes Pignorados.

(f) No action, lawsuit, investigation, claim or proceeding is pending or has been initiated to the knowledge of the Pledgor, nor is there any risk of action, lawsuit, investigation, claim or proceeding against the Pledgor, that has as a purpose to object or nullify or restrict Pledgor’s ownership rights over the Pledged Assets.

(g) Reconoce y acepta que el otorgamiento y perfeccionamiento de la presente Prenda constituye un motivo determinante de la voluntad de Sandvik para el otorgamiento del Crédito.	(g) Acknowledges and accepts that the grant and execution of the present Pledge constitutes an essential inducement for Sandvik’s granting the Loan.

DÉCIMA. Casos de Vencimiento Anticipado; Notificación al Acreedor.	TENTH. Events of Early Termination; Notice to Lender.

1. Casos de Vencimiento Anticipado. Si cualquiera de los casos de incumplimiento (según dicho término se define en el Contrato de Crédito como “Causal de Incumplimiento”) ocurre y continúa o si cualesquiera de los casos de vencimiento anticipado (en lo sucesivo denominado como un “Caso de Vencimiento Anticipado”) descritos a continuación ocurrieren, el Acreedor declarará el vencimiento anticipado del Adeudo y de los Pagarés, en cuyo caso la suma principal insoluta del Adeudo y de los Pagarés junto con los intereses devengados y no pagados, así como las demás cantidades pagaderas conforme al Contrato de Crédito y el Pagaré, serán exigibles y pagaderas de inmediato, sin requisito previo alguno de presentación, requerimiento, demanda, protesto, notificación de falta de pago o notificación de cualquier naturaleza, a todo lo cual el Deudor Prendario en este acto renuncia expresamente:

1. Events of Early Termination. If any of the events of default (as such term is defined in the Loan Agreement as “Event of Default”) occurs and continues or if any of the events of early termination (hereinafter referred to as an “Event of Early Termination”) described below occur, the Lender will declare the early termination of the Debt and the Notes, in which case the unpaid principal amount of the Debt and of the Notes together with the unpaid accrued interests, as well as any other payable amounts pursuant to the Loan Agreement and the Note, shall be due and payable immediately, without any prior requirement of presentment, demand, protest or further notice of default of payment or of any kind, all of which are hereby expressly waived by the Pledgor:

(a) Si cualquier declaración hecha por el Deudor Prendario conforme a este Contrato o cualquier certificación, documento o declaración entregado de conformidad con el presente Contrato, resultare ser falsa o incorrecta en cualquier aspecto de importancia al momento de haber sido hecha.

(a) If any statement performed by the Pledgor pursuant to this Agreement, or any certification, document or statement delivered pursuant to this Agreement, resulted false or incorrect in any way of importance at the time performed.

(b) Si el Deudor Prendario no cumple o no observa cualquier otro término, condición, obligación, acuerdo o convenio contenido en este Contrato y no subsana dicho incumplimiento dentro de los 10 (diez) días siguientes al día en que se lo requiera el Acreedor.

(b) If the Pledgor does not comply or observe any other term, condition, obligation, agreement contained in this Agreement and does not remedy said default within the 10 (ten) days following the date demanded by the Lender.

(c) Si el Deudor Prendario dejare de observar o cumplir con cualquier término, condición, obligación, acuerdo o convenio conforme a cualquier otro convenio o instrumento, y dicho incumplimiento subsistiere una vez transcurrido el período de gracia, si lo hubiere, estipulado en dicho acto, convenio o instrumento, si el efecto de dicho incumplimiento fuere el de anticipar o de permitir al beneficiario o acreedor o al tenedor o tenedores de los mismos acelerar el vencimiento de cualquier adeudo.

(c) If the Pledgor stopped observing or complying with any term, condition, obligation, agreement or covenant pursuant to any other agreement or instrument, and said default persisted once the grace period had expired, if any, stipulated in said act, agreement or instrument, if the effect that such default would be that of anticipating or allowing the beneficiary or lender or the holder or holders of the same to expedite the maturity of any debt.

(d) Si el Deudor Prendario admitiere por escrito su incapacidad para pagar sus deudas, o hiciere cesión de bienes en beneficio de acreedores, o fuere entablado por o en contra del Deudor Prendario cualquier procedimiento de concurso mercantil.

(d) If the Pledgor admitted in writing its inability to pay the debts, or performed an assignment of the assets in benefit of the creditors, or any mercantile proceeding was filed by or against the Pledgor.

(e) Si cualquier autoridad o cualquier persona confiscare, expropiare o asumiere la custodia o control de los Bienes Pignorados o desplazare la administración actual del Deudor Prendario, o limitare su facultad para operar sus negocios y dicha situación continúa por un período mayor a 30 (treinta días).

(e) If any authority or any person seizes, expropriates or assumed custody or control over the Pledged Assets or removed the current Pledgor’s administration, or limited its authorities to operate its business and said situation remained for a term exceeding 30 (thirty) days.

(f) Si este Contrato no fuere inscrito en el Registro Único de Garantías Mobiliarias dentro del plazo estipulado en este Contrato, y dicho incumplimiento no fuera subsanado dentro de los 10 (diez) días siguientes a que se lo requiera el Acreedor.

(f) If this Agreement is not registered at the Sole Registry of Moveable Guaranties within the term stipulated in this Agreement, and said default is not remedied within a term of 10 (ten) days following the date demanded by Lender.

(g) Si el Deudor Prendario no entrega al Acreedor dentro de los 5 (cinco) días naturales siguientes a la fecha de celebración de este Contrato, las pólizas de Seguros mencionadas en la Cláusula Séptima del presente Contrato o por cualquier razón dichas pólizas permanecen sin efecto o no son renovadas en tiempo, y dicho incumplimiento no fuera subsanado dentro de los 10 (diez) días siguientes a que se lo requiera el Acreedor.

(g) If the Pledgor does not deliver to Lender within 5 (five) calendar days following the date of execution of the present Agreement, the Insurance policies set forth in Clause Seventh of the present Agreement or that by any reason said policies are not maintained or are not renewed in time, and said default was not remedied within 10 (ten) days following the date demanded by Lender.

(h) Si no se contrataren los seguros establecidas en este Contrato, o no se pagaren en tiempo las primas de seguro, o, por cualquier causa, dichos seguros dejaren de estar vigentes en cualquier momento en que las Obligaciones Garantizadas no hayan sido pagadas en su totalidad, y dicho incumplimiento no fuera subsanado dentro de los 10 (diez) días siguientes a que se lo requiera el Acreedor.

(h) if the insurances set forth in this Agreement are not retained, or the insurance premium, or, by any reason, said insurances cease to be in full force and effect at any time in which the Secured Obligations have not been completely paid, and said default is not remedied within 10 (ten) days following the date demanded by Lender.

(i) Si se creare cualquier gravamen, distinto a la prenda otorgada en el presente Contrato, sobre todo o parte de los Bienes Pignorados a menos de que sea involuntario y se deseche dentro de los 10 (diez) días siguientes a que se entable.

(i) If any lien was created, different to the Pledge hereof, over all or any part of the Pledged Assets unless it is involuntary and it is dismissed within 10 (ten) days following the date it is filed.

(j) Si todos o parte de los Bienes Pignorados se arrendaren o transmitieren, sin el previo consentimiento por escrito del Acreedor, o si todos o parte de los Bienes Pignorados fueren vendidos sin seguir las disposiciones del presente Contrato.

(j) If any or part of the Pledged Assets are leased or transferred, without the Lender’s prior written consent, or if all or part of the Pledged Assets were sold without observing the dispositions hereof.

(k) Si el Deudor Prendario no permitiere a los Inspectores llevar a cabo su función.	(k) If the Pledgor does not permit the Agents perform their activities.

(l) Si se presentaren reclamaciones laborales que afecten adversamente el buen desarrollo de los negocios del Deudor Prendario o que afectaren a los Bienes Pignorados, y dicho incumplimiento no fuera subsanado dentro de los 30 días siguientes a que se lo requiera el Acreedor.

(l) If any labor claims are filed that adversely affect the good development of the Pledgor’s business or that affected the Pledged Assets, and that said Default was not remedied within 30 days following the date demanded by Lender.

(m) Si el Deudor Prendario dejare de pagar, sin causa justificada, cualesquier adeudo fiscal, o cuotas al Instituto Mexicano del Seguro Social (IMSS) o al Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT) o al Sistema de Ahorro para el Retiro (SAR), a menos de que el Deudor Prendario los impugne de buena fe y en el curso ordinario de su actividad preponderante y para los cuales haya establecido las reservas adecuadas.

(m) If the Pledgor stopped paying, with no justified cause, any fiscal debt, or social security dues from the Social Security Institute (IMSS) INSTITUTO NACIONAL DE VIVIENDA (INFONAVIT) or the SISTEMA DE AHORRO PARA EL RETIRO (SAR), unless the Pledgor appeals in good faith and in the ordinary course of the main activity and that it has established the adequate exceptions.

(n) Si todo o parte de los Bienes Pignorados son embargados por orden emitida por autoridad competente, y dicho incumplimiento no fuera subsanado dentro de los 30 (treinta) días siguientes a que se lo requiera el Acreedor.

(n) If all or part of the Pledged Assets are seized by mandate of the competent authority, and said default is not remedied was not remedied within 30 days following the date demanded by Lender.

(o) Si el Deudor Prendario incumple con cualquiera de sus obligaciones derivadas de este Contrato, y dicho incumplimiento no fuera subsanado dentro de los 10 (diez) días siguientes a que se lo requiera el Acreedor.

(o) If the Pledgor fails to comply with any of the obligations stipulated herein and said default is not remedied within 10 (ten) days following the date demanded by Lender.

(p) En cualquier otro caso en que conforme a la ley, este Contrato o el Contrato de Crédito, el Acreedor tenga el derecho de dar por vencido anticipadamente el plazo para el pago de las Obligaciones Garantizadas, y dicho incumplimiento no fuera subsanado dentro de los 10 (diez) días siguientes a que se lo requiera el Acreedor.

(p) In any other event in which according to law, this Agreement or the Loan Agreement, the Lender has the right of terminating in advance the term for the payment of the Secured Obligations, and said default is not remedied within 10 (ten) days following the date demanded by the Lender.

2. Notificación al Acreedor. Sin limitar a cualesquiera de las declaraciones hechas por el Deudor Prendario en términos este Contrato, el Deudor Prendario notificará inmediatamente al Acreedor de:	2. Notice to the Lender. With no limitations whatsoever to any of the Pledgor’s recitals in terms of this Agreement, the Pledgor will notice immediately to the Lender of:

(a) Cualquier Caso de Incumplimiento, Caso de Vencimiento Anticipado o caso o circunstancia que, mediante aviso dado o por el transcurso del tiempo o ambos, daría lugar a un Caso de Vencimiento Anticipado en los términos de este Contrato o un Caso de Incumplimiento en los términos del Contrato de Crédito;

(a) Any Event of Default, Early Termination or event that, through a notice or by the course of time or both, an Early Termination event in the terms of this Agreement or in the Event of Default in the terms of the Loan Agreement.

(b) La presentación de cualquier acción, demanda o procedimiento o cualquier otro caso que pudiere tener un efecto adverso en contra del Deudor Prendario o sus bienes (incluyendo los Bienes Pignorados); y

(b) The filing of any action, lawsuit or proceeding or any other event that could have an adverse effect against the Pledgor or its assets (including the Pledged Assets).

(c) Cualquier circunstancia que pudiese dar lugar a alguna reclamación, defensa o compensación en contra del Acreedor, en relación con los derechos y obligaciones descritos en este Contrato, el Pagaré o el Contrato de Crédito.

(c) Any other circumstance that could result in any claim, defense or indemnification against the Lender, in connection to the rights and obligations described herein, the Note or the Loan Agreement.

3. Ejecución. En caso de que ocurra un Caso de Incumplimiento o un Caso de Vencimiento Anticipado, el Acreedor tendrá derecho a ejecutar la Prenda conforme a lo dispuesto en el Título Tercero Bis del Libro Quinto del Código de Comercio. En las controversias que se susciten con motivo de esta Prenda, se estará a lo dispuesto por las disposiciones legales aplicables.

3. Execution. In the event of an Event of Default or in the Event of an Early Termination, the Lender has the right to execute the Pledge pursuant to Title Three Bis of the Fifth Book of the Commerce Code. In the controversies that arise in connection to this Pledge, the applicable legal dispositions will apply.

En virtud de que las Obligaciones Garantizadas incluyen, principalmente, obligaciones monetarias denominadas en Dólares de los Estados Unidos de América, para el pago de dichas obligaciones, el producto en Pesos que se obtenga de la venta de los Bienes Pignorados, deberá ser convertido a Dólares de los Estados Unidos de América por el Acreedor en una operación llevada a cabo con The Bank of New York Mellon (“Mellon”), o con cualquier otra institución seleccionada por los Acreedores Prendarios, al tipo de cambio más favorable ofrecido por Mellon o cualquier otra institución elegida por el Acreedor, para el cumplimiento de dichas obligaciones denominadas en Dólares de los Estados Unidos de América, y dichas cantidades convertidas deberán ser aplicadas por el Acreedor hasta el monto resultante convertido, para el pago de las Obligaciones Garantizadas.

In virtue that the Secured Obligations include mainly economic obligations set forth in Dollars of the United States of America, for the payment of said obligations, the amount in pesos that results from the sale of the Pledged Assets, shall be converted to Dollars of the United States of America for the Lender in a transaction performed with The Bank of New York Mellon (“Mellon”), or any other institution selected by the Lender, for the fulfillment of said obligations in Dollars of the United States of America, and said converted amounts shall be applied by the Lender up to the resulting converted amount, for the payment of the Secured Obligations.

En relación con cualquier acción establecida en esta Cláusula Décima y en el Contrato de Crédito, el Acreedor conviene en actuar razonablemente, y en ningún caso el Acreedor será responsable por cualquier pérdida o daño relacionado con los Bienes Pignorados, resultantes de las acciones llevadas a cabo de conformidad con esta Cláusula Décima.

In connection to any action set forth in Clause Tenth and the Loan Agreement, the Lender agrees to act reasonably, and under no circumstance the Lender shall be responsible for the loss or damage related to the Pledged Assets, resulting from the actions performed pursuant to Clause Tenth hereof.

El Deudor Prendario y el Acreedor en este acto acuerdan que el derecho de prescripción de tres (3) años contenido en el Artículo 375 de la LGTOC, será contado a partir de la última fecha de pago del Adeudo establecida en el Contrato de Crédito.

The Pledgor and Lender hereby agree that the prescription right of three (3) years set forth in article 3785 of the LGTOC, shall commence on the last date of payment of the Debt set forth in the Loan Agreement.

DÉCIMA PRIMERA. Misceláneos.	ELEVENTH. Miscellaneous.

11.1 Notificaciones. Todas las notificaciones y comunicaciones derivadas del presente Contrato, deberán realizarse por escrito y mediante la entrega fehaciente de las mismas en los siguientes domicilios:

11.1 Notices. All notices and other communications provided for hereunder shall be in writing and delivered, as to each party hereto, at their address set forth below:

El Acreedor:	The Lender:

Sandvik Customer Finance, LLC	Sandvik Customer Finance, LLC
300 Technology Court	300 Technology Court
Smyrna, GA 30082, USA	Smyrna, GA 30082, USA
Atención: Jason DeMars	Attention: Jason DeMars

El Deudor Prendario:	The Pledgor:

Molimentales del Noroeste, S.A. de C.V.	Molimentales del Noroeste, S.A. de C.V.
Boulevard Solidaridad 335 – A	Boulevard Solidaridad 335 – A
Col. Las Palmas	Col. Las Palmas
Hermosillo, Sonora C.P. 83270	Hermosillo, Sonora C.P. 83270
Atención: Miguel Ángel Bonilla Meza	Attention: Miguel Ángel Bonilla Meza

Las partes podrán designar un domicilio distinto notificando a la otra parte por escrito.	The parties may appoint a different domicile by means of a written notice to the other.

11.2 Cesión de Derechos. Durante la vigencia del presente Contrato, el Deudor Prendario no podrá, sin el consentimiento previo y por escrito del Acreedor, ceder en todo o en parte los derechos derivados del presente Contrato. El Deudor Prendario podrá ceder total o parcialmente sus derechos derivados del presente Contrato, en cualquier momento, mediante notificación al Comprador, sin requerir autorización del Comprador.

11.2 Assignment of Rights. During the term of the present Agreement, the Pledgor may not without the prior written authorization of Lender, assign all or part of the rights set forth hereunder. The Lender may assign totally or partially its rights hereunder at any time by means of a written notice to the Pledgor, without requiring Pledgor’s consent.

11.3 Encabezados. Todos los encabezados de las cláusulas del presente Contrato son para fines de conveniencia y no modifican, definen o limitan, de modo alguno, los términos o disposiciones que en ellas se contienen.

11.3 Headings. The headings of this Agreement are intended only for ease of reference and do not modify, determine or affect in any way the meaning or interpretation of any of the provisions hereof.

11.4 Autonomía de las Disposiciones. La invalidez, ilegalidad o falta de coercibilidad de cualquiera de las disposiciones del presente Contrato hará inválida únicamente la disposición que esté prohibida o sea inválida y de ninguna manera afectarán la validez y coercibilidad de las demás disposiciones del mismo.

11.4 Severability of Provisions. If any section or provision of this Amendment Agreement shall be held to be illegal, invalid or unenforceable, such section or provision shall be severed from this Agreement, and shall in no way affect the validity of enforceability of the remaining provisions hereof.

11.5 Entendimiento completo. El presente Contrato contiene el acuerdo total y completo de las partes, quienes acuerdan sujetarse a los términos y condiciones establecidos en el mismo, y sustituye y deja sin efecto cualquier convenio o negociación previa oral o escrita entre las partes. Posterior a la firma del presente Contrato, este no podrá ser modificado y alterado excepto mediante el acuerdo por escrito y firmado por las partes.

11.5 Complete Understanding. The present Agreement contain the full and complete understanding of the parties, who agree to submit themselves to the terms and conditions set forth in the same, and it replaces and leaves without effect any other agreement or prior negotiation either written or oral between the parties. Following the execution of the present Agreement, it may not be modified or altered except by means of a written agreement executed by the parties.

11.6 Obligatoriedad. Este Contrato, y los respectivos derechos y obligaciones de las partes serán obligatorios y tendrán efecto para el beneficio de las partes y de sus respectos sucesores, representantes legales y cesionarios permitidos.

11.6 Binding. This Agreement, and its corresponding rights and obligations of the parties shall be binding and shall have effect for the benefit ¿of the parties and its successors, legal representatives and permitted assignees.

11.7 Modificaciones. Este Contrato no podrá ser modificado, salvo que exista un convenio por escrito y firmado por ambas partes.	11.7 Amendments. This Agreement may not be modified, unless there is an agreement in writing executed by both parties.

11.8 Acuerdos Adicionales. Cada uno de los contratantes acuerda firmar y entregar a la contraparte, cualquier documento adicional que se requiera y/o llevar a cabo cualquier acción que pueda ser necesaria para consumar en una forma más efectiva los propósitos y objetivos del presente Contrato.

11.8 Additional Agreements. Each one of the parties agrees to execute and deliver to the other, any additional document required and/or to perform the required actions that may be necessary to complete in an effective manner the purposes and objectives set forth herein.

11.9 Ejemplares del Contrato. Este Contrato podrá firmarse en uno o más ejemplares, cada una de los cuales se deberá considerar como un original, y el conjunto de todos ellos constituirá un instrumento jurídico único e idéntico.

11.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement.

11.10 Anexos. Todos los anexos del presente Contrato forman parte integral del mismo.	11.10 Exhibits. All the exhibits attached hereto shall be deemed as part hereof.

Anexo “A” Contrato de Crédito Anexo “B” Descripción de los Bienes Pignorados	Exhibit “A” Loan Agreement Exhibit “B” Description of the Pledged Assets.

11.12. Términos definidos. Los términos con mayúscula inicial no definidos en el presente Contrato, tendrán el significado atribuido a los mismos en el Contrato de Crédito.	11.12 Defined Terms. Capitalized terms used and not otherwise defined herein are used as defined in the Loan Agreement.

11.13 Impuestos. Todos los impuestos, derechos, gastos de registro, honorarios notariales que se generen por la celebración, ratificación y registro del presente Contrato deberán ser pagados por el Deudor Prendario. El Deudor Prendario deberá entregar copias de los comprobantes de dichos pagos al Acreedor cuando éste lo solicite.

11.13 Taxes. All taxes, rights, registry costs, notary public’s fees for the execution, ratification and registry of the present Agreement shall be borne by the Pledgor. Pledgor shall deliver to Lender copies of the receipts of payment of the abovementioned costs when demanded.

DÉCIMA SEGUNDA. Ley Aplicable y Jurisdicción. Para la interpretación y cumplimiento del presente Contrato, las partes acuerdan someterse libremente a lo establecido por la legislación de los Estados Unidos Mexicanos, a la jurisdicción de los Tribunales de la Ciudad de Guadalajara, Jalisco, México, renunciando a cualquier otro fuero que pudiera corresponderles en virtud de sus domicilios presentes o futuros o de la ubicación de los Bienes Pignorados.

TWELFTH. Applicable Law and Jurisdiction. For the interpretation and performance of this Agreement the parties agree to submit themselves to the laws of the United Mexican States, and to the jurisdiction of the courts located at Guadalajara, Jalisco, Mexico, waiving their right to be submitted to any other courts or jurisdictions according to their present or future domiciles or those of the location of the Pledged Assets.

El presente contrato se firma a los 14 días del mes de Octubre del 2013.	The parties enter into this Agreement on October 14th, 2013.

(Únicamente firmas en la siguiente página)	(Signatures solely on next page)

SANDVIK	DEUDOR PRENDARIO / PLEDGOR
SANDVIK CUSTOMER FINANCE, LLC	MOLIMENTALES DEL NOROESTE, S.A.
DE C.V.

(Firmado/Signed) Jason DeMars	(Firmado/Signed) Francisco Arturo Bonillas Zepeda
Por/By: Jason DeMars	Por/By: Francisco Arturo Bonillas Zepeda
Representante Legal/ Attorney in Fact	Administrador Único / Sole Administrator

(Firmado/Signed) David Gardner
Por/By: David Gardner
Representante Legal/ Attorney in Fact

Exhibit A/Anexo A

TERM LOAN AGREEMENT/ CONTRATO DE APERTURA DE CRÉDITO SIMPLE A PLAZO DETERMINADO

Found in separate document

Exhibit B/Anexo B

EQUIPMENT LIST/LISTA DE EQUIPOS

Supplier/	Quantity/	Equipment Description/	Serial Number/	Purchase Price/
Proveedor	Cantidad	Descripción del Equipo	Número de Serie	Precio de Compra

Sandvik	1	SV-1562	1188H12044	US $142,000.00
Sandvik	1	CJ-615	0990S13086	US $665,000.00
Sandvik	1	CS-660	0990S13188	US $740,000.00
Sandvik	1	CH-660	0990S13090	US $595,000.00
Sandvik	1	CH-660	0990S13158	US $595,000.00
Sandvik	1	CH-660	0990S13179	US $595,000.00
Sandvik	1	LF-2460-D	1188H12043	US $232,000.00
Sandvik	1	LF-2460-D	1188H12045	US $232,000.00
Sandvik	1	LF-2460-D	1188H12046	US $232,000.00
Sandvik	1	LF-2460-D	1188H12047	US $232,000.00
Sandvik	1	ASRi	5112	US $49,600.00
Sandvik	1	ASRi	5093	US $49,600.00
Sandvik	1	ASRi	5094	US $49,600.00
Sandvik	1	ASRi	5095	US $49,600.00
Sandvik	1	P-1025	1188B12222	US $44,500.00
Sandvik	1	SP-1025	1188B12221	US $44,500.00
Sandvik	1	SP-1025	1188B12224	US $44,500.00
Sandvik	1	SP-1320	1188B12223	US $53,000.00
Sandvik	1	SP-1320	1188B12226	US $53,000.00
Sandvik	1	SP-1320	1188B12227	US $53,000.00
Sandvik	1	SP-1320	1188B12228	US $53,000.00
Sandvik	1	SP-1423	1188B12225	US $58,000.00

UBICACIÓN:

Los Bienes Pignorados que han quedado descritos en este Anexo B, estarán ubicados en todo momento en el siguiente domicilio:

Mina San Francisco
Estación Llano
Municipio Santa Ana
Sonora, México